

January 26, 2012

<u>Via Email</u>

James R. Smith, Jr.
Chief Executive Officer
Motricity, Inc.
601 108th Ave. Northeast, Suite 800
Bellevue, WA 98004

> **Re:** **Motricity, Inc.**
> **Amendment No. 1 to Form S-3 Registration Statement on Form S-1**
> **Filed January 10, 2012**
> **File No. 333-178309**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 21, 2011**
> **Amendment No. 3 to Current Report on Form 8-K Dated April 14, 2011**
> **Filed January 23, 2012**
> **File No. 001-34781**

Dear Mr. Smith:

We have reviewed your letter dated January 9, 2012 and the above-referenced filings, and have the following comments. Where prior comments are referenced, they refer to our letter dated December 29, 2011.

Amendment No. 1 to Form S-3 Registration Statement on Form S-1

Cautionary Statement Regarding Forward-Looking Information, page 1

1. Please move this section to a part of the prospectus that is not covered by Rule 421(d) of Regulation C.

Legal Matters, page 85

2. We reissue prior comment 8; despite your response, you have not made the requested revisions. Please revise.

Incorporation of Documents by Reference, page 86

3. You have not filed an annual report for your most recently completed fiscal year. As such, it does not appear that you are eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please revise.

James R. Smith, Jr.
Motricity, Inc.
January 26, 2012
Page 2

Undertakings, page II-5

4.   Undertaking 5 appears to be pursuant to Item 512(b) of Regulation S-K, which is only
        applicable to filings incorporating subsequent Exchange Act documents by reference.
        Form S-1 does not allow incorporation of subsequent Exchange Act documents by
        reference. Please revise.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements

Note 3. Business Combination

Acquisition of Adenyo, Inc.

5.   We note your response to prior comment 11. As previously requested, tell us what
        consideration you gave to including more detailed information about the specific facts
        and circumstances leading to the impairment of the Adenyo intangible assets and
        goodwill shortly after the acquisition. For example, you indicate in your response that
        there were difficulties integrating the operations, management information systems and
        internal controls, technologies, products, and personnel and the cash flows related to the
        French assets purchased in connection with the Adenyo acquisition were lower than the
        carrying value.

6.   We note your response to prior comment 12. Please further explain why the disclosure of
        earnings of Adenyo Inc. since the acquisition date is impractical to disclose. In this
        regard, you indicate in response to prior comment 12 that the acquired business
        operations were integrated upon the closing of the acquisition. However, you indicate in
        your response to prior comment 11 that you experienced difficulties in integrating the
        operations of Adenyo. Please explain. In addition, ensure that your disclosure includes
        an explanation of why disclosure of this information is impracticable pursuant to
        ASC 805-10-50-2h.

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Product development and sustainment, excluding depreciation, page 21

7.   In response to prior comment 13, you indicate that you will include more detailed
        disclosure of contracts assumed to be completed at a loss. Please confirm that you will
        also address any reasonably likely impact from uncertainties related to contracts at risk of
        being completed at a loss, such as those with similar fee structures.

James R. Smith, Jr.
Motricity, Inc.
January 26, 2012
Page 3

Amendment No. 3 to Current Report on Form 8-K/A Dated April 14, 2011
Filed January 23, 2012

Exhibit 99.1

Audited Financial Statements of Adenyo Inc.

Notes to Consolidated Financial Statements

Note 25. Reconciliation to United States GAAP ("U.S. GAAP"), page 60

8.   Revise to include information reconciling the financial statements as of and for the year
        ended December 31, 2009 to U.S. GAAP pursuant to Item 17(c) of Form 20-F. Note that
        a reconciliation may only be omitted if the accounting policy footnote states compliance
        with IFRS as issued by the IASB and the auditor's report opines on compliance with
        IFRS as issued by the IASB.

9.   Tell us what consideration you gave to including cash flow information pursuant to
        Item 17(c)(2)(iii) of Form 20-F for each period for which an income statement is
        presented.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
comments on the financial statements and related matters. Please contact Evan S. Jacobson,
Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian for

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Email
        Samuel P. Williams, Esq.
        Brown Rudnick LLP